Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED DECEMBER 31, 2018

Gurugram, India and New York, January 31, 2019 — Yatra Online, Inc. (NASDAQ: YTRA, OTCQX: YTROF), India’s leading online travel company, today announced its unaudited financial and operating results for the three months ended December 31, 2018.

“This was a significant quarter for us. We showed substantial progress towards our goal of achieving EBITDA break-even, delivering a 48 percent improvement in our Results from Operations and a 60 percent improvement in our Adjusted EBITDA loss. This was done on the back of proactive steps such as optimizing our marketing cost, driving up our cross-sell revenues, closing some loss-making accounts in our corporate customer portfolio, outsourcing our call-center, and closing our physical retail stores - all of which should lead to better structural profitability as we continue to drive growth across all our businesses. On the business travel front, we believe the recent acquisition of the corporate travel business of PL Worldways, and new customer wins like India’s third largest bank, will enable us to continue to strengthen our market leadership position in the country. In addition, we expect the Indian travel industry to experience healthy growth in 2019 as some of the macro headwinds facing the aviation industry in mid-2018 seem to have abated. We are reiterating our guidance of 20+ percent growth in Adjusted Revenue for FY19 and a meaningful improvement in our Adjusted EBITDA loss for the fiscal year.” — Dhruv Shringi, Co-founder and CEO.

Financial and operating highlights for the three months ended December 31, 2018:

•                  Revenue reached INR 2,204.7 million (USD 31.7 million).

•                  Adjusted Revenue(1) increased to INR 2,331.3 million (USD 33.5 million), representing an increase of 16.6% YOY.

•                  Adjusted Revenue(1) from Hotels and Packages increased to INR 483.2  million (USD 6.9 million), representing an increase of 10.5% YOY.

•                  Adjusted Revenue(1) from Air Ticketing increased to INR 1,448.1 million (USD 20.8 million), representing an increase of 5.7% YOY.

•                  Total Gross Bookings (Air Ticketing and Hotels and Packages)(3) reached INR 26.4 billion (USD 0.4 billion), representing YOY growth of 10.3%.

•                  Standalone Hotel Room Nights Booked during the quarter were 0.6 million, representing an increase of 19.2% YOY.

•                  Gross Air Passengers booked were 2.5 million, representing YOY growth of 7.8%.

•                  Adjusted EBITDA(2) Loss of INR 154.3 million (USD 2.2 million) representing a 60.3% improvement YOY.

•                  Profit for the period of INR 137.5 million (USD 2.0 million).

	Three months ended December 31,			YOY
	2017	2018	2018	Change
(in thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	3,360,443	2,204,740	31,686	(34.4)%
Results from operations	(631,750)	(325,920)	(4,684)	(48.4)%
Profit for the period	232,311	137,512	1,976	(40.8)%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	1,999,507	2,331,315	33,506	16.6%
Air Ticketing	1,370,398	1,448,079	20,812	5.7%
Hotels and Packages	437,340	483,167	6,944	10.5%
Others (Including Other Income)	191,769	400,069	5,750	108.6%
Adjusted EBITDA (2)	(388,255)	(154,313)	(2,218)	60.3%
Operating Metrics
Gross Bookings (3)	23,936,731	26,399,571	379,413	10.3%
Air Ticketing	20,448,781	23,189,808	333,283	13.4%
Hotels and Packages	3,487,950	3,209,763	46,131	(8.0)%
Net Revenue Margin% (4)
Air Ticketing	6.7%	6.2%
Hotels and Packages	12.5%	15.1%
Quantitative details (5)
Air Passengers Booked	2,308	2,487		7.8%
Stand-alone Hotel Room Nights Booked	504	600		19.2%
Packages Passengers Travelled	46	29		(36.0)%

Note:

(1)         Adjusted Revenue represents revenue and other income after deducting service costs and adding back expenses related to consumer promotions and loyalty program costs that had been reduced from revenue due to the adoption of new accounting standard, IFRS 15, effective from April 1, 2018. See the section below titled “Certain Non-IFRS Measures.”

(2)         See the section below titled “Certain Non-IFRS Measures.”

(3)         Gross Bookings represent the total amount paid by our customers for travel services and products booked through us, including taxes, fees and other charges, and are net of cancellation fees and refunds.

(4)         Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Booking.

(5)         Quantitative details are considered on a gross basis.

As of December 31, 2018, 45,401,966 shares (on an as-converted basis), par value $0.0001 per share were issued and outstanding.

Convenience Translation

The unaudited interim condensed consolidated financial statements are stated in INR. However, solely for the convenience of the readers, the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss for the three months and nine months ended December 31, 2018, the unaudited interim condensed consolidated statement of financial position as at December 31, 2018, the unaudited interim condensed consolidated statement of cash flows for nine months ended December 31, 2018 and discussion of the results of the three months ended December 31, 2018 compared with three months ended December 31, 2017, were converted into U.S. dollars at the exchange rate of 69.58 INR per USD, which is based on the noon buying rate as at December 31, 2018, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

ATB Acquisition

On July 20, 2017, we, through our subsidiary, Yatra Online Private Limited (“Yatra India”), agreed to acquire all of the outstanding shares of ATB pursuant to a Share Purchase Agreement (the “Share Purchase Agreement”) by and among Yatra India, ATB and the sellers party thereto. Pursuant to the terms of the Share Purchase Agreement, we agreed to acquire: (a) a majority of the outstanding shares of ATB in exchange for an upfront payment of approximately INR 510 million and (b) the balance of the outstanding shares of ATB in exchange for a final payment to be made at a second closing (the “Second Closing), the date of which may be extended by mutual agreement of the parties. We expect that the Second Closing will occur in first quarter of the 2019 calendar year, subject to other customary closing conditions.

Recent Developments

PL Worldways Acquisition

On January 8, 2019, we, through our subsidiary, Yatra India, agreed to acquire corporate travel business of PL Worldways Limited (PLW), a Chennai-based travel services provider. This acquisition will help Company to strengthen foothold in the southern India region along with adding over 100 corporate clients to its existing client base of over 700. We expect that the final Closing will occur by February 8, 2019, subject to other customary closing conditions.

Bennett Coleman Company Advertising Agreement

On January 11, 2019, Yatra India entered into an Advertisement Agreement with Bennett Coleman Company Limited (BCCL) for advertising campaigns, which are to be conducted over a period of five years. Pursuant to the terms of the deal, Yatra India has made advance payments which are to be used for the costs of the advertising campaigns. Under the agreement, some of the advertising costs, based on the medium of the advertisements, will be adjusted from the advance extended by Yatra India while the rest of the advertising costs will be paid incrementally during the advertising campaigns.

As a part of the deal, BCCL has subscribed to unsecured Non-Convertible Debentures (NCDs), having a face value of INR 195.0 million (USD 2.8 million), in Yatra India which are to be redeemed at the value of INR 214.5 million (USD 3.1 million) at the end of their five-year maturity, reflecting simple fixed interest of 10% for the term of the NCDs.

Change in Significant Accounting Policies and Non-IFRS Financial Measure:

Adoption of New Revenue Recognition Accounting Standard

Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15. We have reviewed the new standard and have concluded that application of the new standard does not have a material impact on the consolidated results except for reclassification effects within the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss from certain marketing and sales promotion expenses to a reduction in revenue. This pertains to upfront cash incentives and certain loyalty program costs as incurred for customer inducement and acquisition for promoting transactions across various booking platforms. These costs were previously recorded as marketing and sales promotion costs, and are now being recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method (modified retrospective approach) and, accordingly, the comparative information has not been restated.

Change in Non-IFRS Financial Measure

As of the beginning of the first quarter of fiscal year 2019, we changed the Non-IFRS Financial Measure “Revenue Less Service Costs” to “Adjusted Revenue”. We evaluate our financial performance based on Adjusted Revenue, which represents IFRS revenue and other income after deducting service cost and adding back the expenses in the nature of consumer promotions and loyalty program costs, which had been reduced from revenue, as we believe that Adjusted Revenue reflects the true value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. For further information and a reconciliation of this Non-IFRS financial measure to the most directly comparable IFRS financial measure, see “Certain Non-IFRS Measures” elsewhere in this release.

Results of Three Months Ended December 31, 2018 Compared to Three Months Ended December 31, 2017

Revenue. We generated revenue of INR 2,204.7 million (USD 31.7 million) in the three months ended December 31, 2018, a decrease of  34.4% compared with INR 3,360.4 million (USD 48.3 million) in three months ended December 31, 2017, primarily due to our adoption of IFRS 15. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, pursuant to which upfront cash incentives, certain loyalty programs costs for customer inducement and acquisition costs for promoting transactions across various booking platforms, some of which, when incurred, were previously recorded as marketing and sales promotion costs, are now recorded as an offset of revenue. We have adopted the new standard by using the cumulative effect method (modified retrospective approach) and, accordingly, the comparative information has not been restated.

Service Cost. Our service cost decreased to INR 936.4 million (USD 13.5 million) in the three months ended December 31, 2018 from INR 1,402.7 million (USD 20.2 million) in the three months ended December 31, 2017 on account of a decrease in our sales of holiday packages due to our decision to shut down our physical retail sales locations in our drive towards profitability.

Adjusted Revenue(1) Our Adjusted Revenue increased by 16.6% to INR  2,331.3 million (USD  33.5 million) in the three months ended December 31, 2018 from INR  1,999.5 million (USD  28.7 million) in the three months ended December 31, 2017. In the quarter ended December 31, 2018, Adjusted Revenue(1) includes the add-back of INR  961.0 million (USD  13.8 million) of expenses in the nature of consumer promotion and certain loyalty program costs reduced from revenue. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way the Company views its ongoing business. Under IFRS 15, these expenses are required to be reduced from Revenue, an IFRS measure. The growth in Adjusted Revenue resulted mainly from an increase of 5.7% in our Adjusted Revenue from Air Ticketing along with an increase of 10.5% in our Adjusted Revenue from Hotels and Packages and an increase of 108.6% in Others (Including Other Income) which primarily consists of cross sell, advertisement income and government grants.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure) for the periods indicated. For further details, see the section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

	Air ticketing		Hotels and Packages		Others		Total
Amount in INR thousands	Three months ended December 31,
(Unaudited)	2017	2018	2017	2018	2017	2018	2017	2018
Revenue	1,370,398	841,646	1,840,025	1,079,827	150,020	283,267	3,360,443	2,204,740
Customer promotional expenses	—	606,433	—	339,787	—	14,808	—	961,028
Service cost	—	—	(1,402,685)	(936,447)	—	—	(1,402,685)	(936,447)
Other income	—	—	—	—	—	—	41,749	101,994
Adjusted Revenue	1,370,398	1,448,079	437,340	483,167	150,020	298,075	1,999,507	2,331,315

(1) See the section below titled “Certain Non-IFRS Measures.”

Air Ticketing. Revenue from our Air Ticketing business was INR  841.6 million (USD  12.1  million) in the three months ended December 31, 2018 against INR  1,370.4  million (USD  19.7 million) in the three months ended December 31, 2017. Adjusted Revenue(1)  from our Air Ticketing business increased to INR  1,448.1 million (USD  20.8 million) in the three months ended December 31, 2018 against INR  1,370.4  million (USD  19.7 million) in the three months ended December 31, 2017.

In the quarter ended December 31, 2018, Adjusted Revenue(1) for Air Ticketing includes the addition of INR  606.4  million (USD   8.7 million) of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. Growth in Adjusted Revenue(1) from Air Ticketing for the quarter was driven by an increase in gross bookings of 13.4% to INR  23.2  billion (USD  0.3 billion) in the three months ended December 31, 2018, as compared to INR  20.4 billion (USD 0.3 billion) in the three months ended December 31, 2017.

Our Net Revenue Margin in the current quarter decreased to 6.2% from 6.7% for the corresponding period last year due to a change in business mix. The Net Revenue Margin in the current quarter increased from 5.7% margin in the sequential previous quarter and from 5.2% margin for the three months ended June 30, 2018.

Hotels and Packages. Revenue from our Hotels and Packages business was INR  1,079.8  million (USD  15.5 million) in the three months ended December 31, 2018 against INR  1,840.0  million (USD  26.4 million) in the three months ended December 31, 2017. Adjusted Revenue(1) for this segment increased by 10.5% to INR  483.2  million (USD  6.9 million) in the three months ended December 31, 2018 from INR  437.3 million (USD  6.3 million) in the three months ended December 31, 2017. In the quarter ended December 31, 2018, Adjusted Revenue(1) for Hotels & Packages includes the add-back of INR  339.8 million (USD  4.9 million) of customer promotional expenses, which had been reduced from revenue as per IFRS 15. This growth was due to a change in business mix in favour of standalone hotel roomnights which grew 19.2% and a decline in Holiday Package sales due to our decision to shut down our physical retail sales locations in our drive towards profitability. Net Revenue Margin for the segment during the current quarter improved to 15.1% from 12.5% for the three months ended December 31, 2017, 13.7% for the three months ended September 30, 2018 and 12.9% for the three months ended June 30, 2018.

Other Revenue. Our other revenue was INR 283.3 million (USD 4.1 million) in the three months ended December 31, 2018, an increase from INR 150.0 million (USD 2.2 million) in the three months ended December 31, 2017, primarily due to the increase in Other Income, as described below. Adjusted Revenue(1) for this segment increased by 98.7% to INR 298.1 million (USD 4.3 million) in the three months ended December 31, 2018 from INR 150.0 million (USD 2.2 million) in the three months ended December 31, 2017. In the quarter ended December 31, 2018, Adjusted Revenue(1) includes an add-back of INR 14.8 million (USD 0.2 million) of consumer promotion expenses reduced from revenue as per IFRS 15. This increase in Adjusted Revenue(1) was primarily due to increase in advertisement and alliances income.

Other Income. Our other income increased to INR 102.0 million (USD  1.5 million) in the three months ended December 31, 2018 from INR  41.7 million (USD  0.6 million) in the three months ended December 31, 2017. This increase was primarily due to the entitlement of a grant from Government of India.

Personnel Expenses. Our personnel expenses decreased by 17.5% to INR  594.4 million (USD  8.5 million) in the three months ended December 31, 2018 from INR  720.4 million (USD  10.4 million) in the three months ended December 31, 2017. This decrease was primarily due to (i) a decrease in employee share-based payment expenses to INR  33.8 million (USD  0.5 million)  in the three months ended December 31, 2018 from INR  132.4 million (USD  1.9 million) in the three months ended December 31, 2017 and (ii) the outsourcing of customer contact centres. Personnel expenses, as a percentage of Adjusted Revenue(1) declined to 25.5% for the current quarter from 36.0% for the quarter ended December 31, 2017. Excluding employee share-based compensation costs for three months ended December 31, 2018 and December 31, 2017, personnel expenses decreased by 4.7% in the three months ended December 31, 2018.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 83.9% to INR  165.8 million (USD  2.4 million) in the three months ended December 31, 2018 from INR  1,029.9 million (USD  14.8 million) in the three months ended December 31, 2017, post adoption of IFRS 15 on April 1, 2018. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from Revenue per IFRS 15, our marketing spend would have been INR  1,126.9  million (USD  16.2  million), 9.4% higher year-over-year for the quarter, which was lower than the growth in Adjusted Revenue(1) of 16.6%.

Other Operating Expenses. Other operating expenses increased by 3.7% to INR  798.1 million (USD  11.5 million) in the three months ended December 31, 2018 from INR  769.8  million (USD  11.1 million) in the three months ended December 31, 2017 primarily due to an increase in payment gateway expense and call centre outsourcing expenses, which were partially offset by a decrease in IT and communication expense, travel expense and the provision for doubtful debts.

(1) See the section below titled “Certain Non-IFRS Measures.”

Adjusted EBITDA loss(1). Due to the forgoing factors and operational efficiencies, Adjusted EBITDA loss(1) decreased to INR 154.3 million (USD 2.2 million) in the three months ended December 31, 2018 from INR 388.3 million (USD 5.6 million) in the three months ended December 31, 2017.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 24.0% to INR 137.8 million (USD 2.0 million) in the three months ended December 31, 2018 from INR 111.1 million (USD 1.6 million) in the three months ended December 31, 2017 primarily as a result of an increase in amortization expense.

Results from Operations. As a result of the foregoing factors, our results from operating activities was a loss of INR 325.9 million (USD 4.7 million) in the three months ended December 31, 2018. Our loss for the three months ended December 31, 2017 was INR 631.7 million (USD 9.1 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been INR 292.1 million (USD 4.2 million) for three months ended December 31, 2018 as compared to INR 499.4 million (USD 7.2 million) for three months ended December 31, 2017.

Share of Loss of Joint Venture. This loss pertains to a joint venture investment that engages in adventure travel activities. Our loss from this joint venture decreased to INR 2.8 million (USD 0.1 million) in the three months ended December 31, 2018 from INR 3.9 million (USD 0.1 million) in the three months ended December 31, 2017.

Finance Income. Our finance income decreased to INR 11.6 million (USD 0.2 million) in the three months ended December 31, 2018 from INR 17.4 million (USD 0.3 million) in the three months ended December 31, 2017. The decrease was primarily due to decrease in the interest income from our bank deposits.

Finance Costs. Our finance costs decreased to INR 62.3 million (USD 0.9 million) in the three months ended December 31, 2018 as compared to INR 70.2 million (USD 1.0 million) in the three months ended December 31, 2017. The decrease was mainly due to a reduction in interest paid on borrowing facilities due to reduction in borrowings.

Change in fair value of warrants. The change in the fair market value of warrants resulted in a gain of INR 529.2 million (USD 7.6 million) in the three months ended December 31, 2018.

Income Tax Expense. Our income tax expense during the three months ended December 31, 2018 was INR 12.4 million (USD 0.2 million) compared to an expense of INR 17.6 million (USD 0.3 million) during the three months ended December 31, 2017.

Profit for the Period. As a result of the foregoing factors, our profit in the three months ended December 31, 2018 was INR 137.5 million (USD 2.0 million) as compared to a profit of INR 232.3 million (USD 3.3 million) in the three months ended December 31, 2017. Excluding the employee share based compensation costs and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 357.9 million (USD 5.1 million) for three months ended December 31, 2018 and INR 573.7 million (USD 8.2 million) for three months ended December 31, 2017.

Basic Profit per Share. Basic profit per share was INR 3.10 (USD 0.04) in the three months ended December 31, 2018 as compared to basic profit per share of INR 7.09 (USD 0.10) in the three months ended December 31, 2017. After excluding the employee share-based compensation costs and net change in fair value of warrants, Adjusted Basic Loss per Share(1) would have been INR 7.63 (USD 0.11 ) in the three months ended December 31, 2018 as compared to INR 16.37 (USD 0.24) in the three months ended December 31, 2017.

Diluted Profit per Share. Diluted profit per share was INR 2.90 (USD 0.04) in the three months ended December 31, 2018 as compared to diluted profit per share of INR 6.38 (USD 0.09) in the three months ended December 31, 2017. After excluding the employee share-based compensation costs and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 7.56 (USD 0.11 ) in the three months ended December 31, 2018 as compared to INR 15.74 (USD 0.23 ) in the three months ended December 31, 2017.

Liquidity. As of December 31, 2018, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 3,790.2 million (USD 54.5 million) as compared to INR 3,477.2 million (USD 50.0 million) as on March 31, 2018.

Conference Call

Yatra will host a conference call to discuss the Company’s unaudited results for the three months ended December 31, 2018 beginning at 8:30 AM Eastern Time (or 7:00 PM India Standard Time) on January 31, 2019. To participate, please use US/International dial-in

(1) See the section below titled “Certain Non-IFRS Measures.”

number: +1 929-477-0448. Thereafter, callers will be prompted to enter the Conference ID: 2973922 (Callers should dial in a few minutes before the start time and give the operator the conference ID number).

Certain Non-IFRS Measures

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, under which promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront cash incentives and select loyalty programs cost, some of which, when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue.

We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited interim condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Revenue, we also refer to Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Diluted Loss Per Share which are also non-IFRS measures. These non-IFRS measures exclude employee share-based compensation cost, depreciation and amortization, re-measurement of contingent consideration and change in fair value of warrants for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Our non-IFRS measures reflect adjustments based on the following:

•                  Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

•                  Change in fair value of warrants - Consequent to consummation of the business combination, the Company assumed 34.67 million warrants having a right to subscribe for 17.33 million ordinary shares of Yatra Online, Inc. and the warrants issued to the Silicon Valley Bank and Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS measures.

•                  Re-measurement of contingent consideration — The contingent consideration relates to the payment to be made under business combination agreement, based on the certain performance conditions of the acquired business. This is due for final measurement and final payment to the former shareholders of ATB.

We evaluate the performance of our business after excluding the impact of above measures and believe it is useful to understand the effects of these items on our results from operations, loss for the period and basic and diluted loss per share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited interim condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Diluted loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS measures exclude share-based compensation cost, re-measurement of contingent consideration and change in fair value of warrants. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Results from Operations, Loss for the Period and Adjusted Basic and Diluted Loss Per Share.

The following table reconciles our Profit/(loss) for the period (an IFRS measure) to Adjusted EBITDA (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (Loss) (unaudited)	Three months ended December 31,		Nine months ended December 31,
Amount in INR thousands	2017	2018	2017	2018
Profit/(loss) for the period as per IFRS	232,311	137,512	(3,671,053)	(334,347)
Employee share-based compensation costs	132,367	33,772	587,688	278,030
Depreciation & amortization	111,128	137,835	302,923	408,111
Share of loss of joint venture	3,918	2,754	7,043	9,813
Finance income	(17,405)	(11,629)	(73,838)	(29,567)
Finance costs	70,199	62,251	104,364	150,562
Change in fair value of warrants - loss/( gain)	(938,382)	(529,215)	1,417,672	(1,808,023)
Remeasurement of contingent consideration	—	—	—	485,282
Tax expense	17,609	12,407	38,125	45,089
Adjusted EBITDA (Loss)	(388,255)	(154,313)	(1,287,076)	(795,050)

The following table reconciles our Results from Operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended December 31,		Nine months ended December 31,
Amount in INR thousands	2017	2018	2017	2018
Results from operations (as per IFRS)	(631,750)	(325,920)	(2,177,687)	(1,966,473)
Employee share-based compensation costs	132,367	33,772	587,688	278,030
Remeasurement of contingent consideration	—	—	—	485,282
Adjusted Results from Operations	(499,383)	(292,148)	(1,589,999)	(1,203,161)

The following table reconciles Profit/(loss) for the period (an IFRS measure) to Adjusted Loss (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (unaudited)	Three months ended December 31,		Nine months ended December 31,
Amount in INR thousands	2017	2018	2017	2018

Profit/(loss) for the period (as per IFRS)	232,311	137,512	(3,671,053)	(334,347)
Employee share-based compensation costs	132,367	33,772	587,688	278,030
Change in fair value of warrants - loss/( gain)	(938,382)	(529,215)	1,417,672	(1,808,023)
Remeasurement of contingent consideration	—	—	—	485,282
Adjusted Loss for the Period	(573,704)	(357,931)	(1,665,693)	(1,379,058)

The following tables reconcile Basic and Diluted Earnings /(loss) Per Share (an IFRS measure) to Adjusted Basic and Diluted loss per share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Basic Loss (Per Share)	Three months ended December 31,		Nine months ended December 31,
(unaudited) Amount in INR	2017	2018	2017	2018

Basic Earnings/(loss) per share (as per IFRS)	7.09	3.10	(106.31)	(7.04)
Employee share-based compensation costs	3.77	0.72	16.90	6.43
Change in fair value of warrants - loss/( gain)	(27.23)	(11.45)	41.49	(42.46)
Remeasurement of contingent consideration	—	—	—	11.40
Adjusted Basic Loss Per Share	(16.37)	(7.63)	(47.92)	(31.67)

Reconciliation of Adjusted Diluted Loss (Per Share)	Three months ended December 31,		Nine months ended December 31,
(unaudited) Amount in INR	2017	2018	2017	2018
Diluted Earnings/(loss) per share (as per IFRS)	6.38	2.90	(106.31)	(7.72)
Employee share-based compensation costs	3.64	0.71	16.90	6.42
Change in fair value of warrants - loss/( gain)	(25.76)	(11.18)	41.49	(41.73)
Remeasurement of contingent consideration	—	—	—	11.20
Adjusted Diluted Loss Per Share	(15.74)	(7.57)	(47.92)	(31.83)

The following table reconciles our Revenue (an IFRS measure), to Adjusted Revenue (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

	Air ticketing		Hotels and Packages		Others		Total
Amount in INR thousands	Three months ended December 31,
(Unaudited)	2017	2018	2017	2018	2017	2018	2017	2018
Revenue	1,370,398	841,646	1,840,025	1,079,827	150,020	283,267	3,360,443	2,204,740
Customer promotional expenses	—	606,433	—	339,787	—	14,808	—	961,028
Service cost	—	—	(1,402,685)	(936,447)	—	—	(1,402,685)	(936,447)
Other Income	—	—	—	—	—	—	41,749	101,994
Adjusted Revenue	1,370,398	1,448,079	437,340	483,167	150,020	298,075	1,999,507	2,331,315

	Air ticketing		Hotels and Packages		Others		Total
Amount in INR	Nine months ended December 31,
thousands (Unaudited)	2017	2018	2017	2018	2017	2018	2017	2018
Revenue	3,633,832	2,514,600	4,878,962	3,902,139	450,047	683,428	8,962,841	7,100,167
Customer promotional expenses	—	1,561,307	—	939,959	—	53,019	—	2,554,285
Service cost	—	—	(3,683,083)	(3,402,633)	—	—	(3,683,083)	(3,402,633)
Other Income	—	—	—	—	—	—	48,354	215,830
Adjusted Revenue	3,633,832	4,075,907	1,195,879	1,439,465	450,047	736,447	5,328,112	6,467,649

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “seem,” “should” and similar expressions. Such statements include, among other things, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of our shares, our reliance on our relationships with travel suppliers and strategic alliances, failure to further increase our brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop our corporate travel business, damage to or failure of our infrastructure and technology, loss of services of our key executives, and inflation in India and in other countries. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the parent company of Yatra Online Pvt. Ltd. which is based in Gurugram, India, and is India’s leading Corporate Travel services provider, with over 800 corporate customers, and one of India’s leading online travel companies. Yatra operates the website Yatra.com and provides information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, holiday packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises. As a leading platform of accommodation options, Yatra provides real-time bookings for more than 100,000 hotels in India and over 1,000,000 hotels around the world.

Launched in August 2006, Yatra was ranked the Most Trusted E-Commerce Travel Brand in India in the Economic Times Brand Equity Survey 2016 for a second successive year, and won the National Tourism Award for ‘Best Domestic Tour Operator (Rest of India)’ at the India Tourism Awards held in September 2017 for a third successive year.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Corporate Development and Investor Relations

+1-646-875-8380

manish.hemrajani@yatra.com

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS AND NINE MONTHS ENDED DECEMBER 31, 2018

(Amounts in thousands, except per share data and number of shares)

	Three months ended December 31,			Nine months ended December 31,
	2017	2018		2017	2018
	INR	INR	USD	INR	INR	USD
Revenue
Rendering of services	3,238,824	1,935,433	27,816	8,586,966	6,453,953	92,756
Other revenue	121,619	269,307	3,870	375,875	646,215	9,287
Total revenue	3,360,443	2,204,740	31,686	8,962,841	7,100,168	102,043
Other income	41,749	101,994	1,466	48,354	215,831	3,102

Service cost	1,402,685	936,447	13,459	3,683,083	3,402,632	48,902
Personnel expenses	720,381	594,443	8,543	2,159,992	2,040,715	29,329
Marketing and sales promotion expenses	1,029,934	165,829	2,383	3,010,680	651,071	9,357
Other operating expenses	769,814	798,100	11,470	2,032,204	2,779,943	39,953
Depreciation and amortization	111,128	137,835	1,981	302,923	408,111	5,865
Results from operations	(631,750)	(325,920)	(4,684)	(2,177,687)	(1,966,473)	(28,261)

Share of loss of joint venture	(3,918)	(2,754)	(40)	(7,043)	(9,813)	(142)
Finance income	17,405	11,629	167	73,838	29,567	425
Finance cost	(70,199)	(62,251)	(895)	(104,364)	(150,562)	(2,164)
Change in fair value of warrants - (loss)/ gain	938,382	529,215	7,606	(1,417,672)	1,808,023	25,985
Profit/ (loss) before taxes	249,920	149,919	2,154	(3,632,928)	(289,258)	(4,157)
Tax expense	(17,609)	(12,407)	(178)	(38,125)	(45,089)	(648)
Profit/ (loss) for the period	232,311	137,512	1,976	(3,671,053)	(334,347)	(4,805)

Other comprehensive income/(loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement loss on defined benefit plan	3,748	(9,524)	(137)	(5,332)	(6,828)	(98)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences	71,846	(40,676)	(585)	32,225	(74,509)	(1,071)
Other comprehensive income / (loss) for the period, net of tax	75,594	(50,200)	(722)	26,893	(81,337)	(1,169)
Total comprehensive profit/ (loss) for the period, net of tax	307,905	87,312	1,254	(3,644,160)	(415,684)	(5,974)

Loss attributable to:
Owners of the Parent Company	244,308	143,297	2,059	(3,632,019)	(299,623)	(4,306)
Non controlling interest	(11,997)	(5,785)	(83)	(39,034)	(34,724)	(499)
Profit/ (loss) for the period	232,311	137,512	1,976	(3,671,053)	(334,347)	(4,805)

Total comprehensive income/ (loss) attributable to :
Owners of the Parent Company	319,835	93,246	1,339	(3,605,029)	(380,861)	(5,474)
Non controlling interest	(11,930)	(5,934)	(85)	(39,131)	(34,823)	(500)
Total comprehensive income/ (loss) for the period	307,905	87,312	1,254	(3,644,160)	(415,684)	(5,974)

Earnings / loss per share
Basic	7.09	3.10	0.04	(106.31)	(7.04)	(0.10)
Diluted	6.38	2.90	0.04	(106.31)	(7.72)	(0.11)

Weighted average no. of shares
Basic	34,456,263	46,217,732	46,217,732	34,165,092	42,586,612	42,586,612
Diluted	36,434,881	47,336,087	47,336,087	34,165,092	43,329,014	43,329,014

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2018

(Amounts in thousands, except per share data and number of shares)

	March 31, 2018	December 31, 2018
	INR	INR	USD
Assets
Non-current assets
Property, plant and equipment	241,694	186,140	2,675
Intangible assets and goodwill	2,225,263	2,235,653	32,131
Prepayments and other assets	11,238	6,793	98
Other financial assets	62,259	36,009	518
Term deposits	6,187	—	—
Other non financial assets	116,939	189,327	2,721
Deferred tax asset	102,649	95,408	1,371
Total non-current assets	2,766,229	2,749,330	39,514
Current assets
Inventories	23,175	7,739	113
Trade and other receivables	4,008,871	4,269,246	61,357
Prepayments and other assets	977,822	776,533	11,160
Income tax recoverable	321,893	464,237	6,674
Other current financial assets	47,767	320,549	4,607
Other non financial assets	—	341	5
Term deposits	1,005,957	1,021,735	14,684
Cash and cash equivalents	2,465,073	2,768,462	39,788
Total current assets	8,850,558	9,628,842	138,388
Total assets	11,616,787	12,378,172	177,902
Equity and liabilities
Equity
Share capital	638	712	10
Share premium	14,962,615	18,758,742	269,600
Treasury shares	(30,084)	(11,219)	(161)
Other capital reserve	832,964	857,346	12,322
Accumulated deficit	(16,002,266)	(16,402,516)	(235,736)
Foreign currency translation reserve	11,215	(63,104)	(907)
Total equity attributable to equity holders of the Company	(224,918)	3,139,961	45,128
Total non controlling interest	(361)	22,627	325
Total equity	(225,279)	3,162,588	45,453
Non-current liabilities
Borrowings	359,969	56,914	818
Deferred tax liability	44,460	40,934	588
Employee benefits	73,322	79,111	1,137
Deferred revenue	599,612	—	—
Other financial liabilities	84	10	—
Other non-financial liability	5,815	5,503	79
Total non-current liabilities	1,083,262	182,472	2,622
Current liabilities
Borrowings	491,860	1,249,531	17,958
Trade and other payables	5,049,630	4,259,859	61,222
Employee benefits	81,311	101,088	1,453
Deferred revenue	871,098	796,038	11,441
Income taxes payable	2,755	—	—
Other financial liabilities	3,016,203	1,617,361	23,245
Other current liabilities	1,245,947	1,009,235	14,508
Total current liabilities	10,758,804	9,033,112	129,827
Total liabilities	11,842,066	9,215,584	132,449
Total equity and liabilities	11,616,787	12,378,172	177,902

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR NINE MONTHS ENDED DECEMBER 31, 2018

(Amounts in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non controlling interest	Total equity
Balance as at April 1, 2018	638	14,962,615	(30,084)	(16,002,266)	832,964	11,215	(224,918)	(361)	(225,279)

Loss for the period	—	—	—	(299,623)	—	—	(299,623)	(34,724)	(334,347)

Other comprehensive loss
Foreign currency translation differences	—	—	—	—	—	(74,509)	(74,509)	—	(74,509)
Remeasurement loss on defined benefit plan	—	—	—	(6,729)	—	—	(6,729)	(99)	(6,828)
Total other comprehensive loss	—	—	—	(6,729)	—	(74,509)	(81,238)	(99)	(81,337)

Total comprehensive loss	—	—	—	(306,352)	—	(74,509)	(380,861)	(34,823)	(415,684)

Share based payments	—	—	650	2,023	275,357	—	278,030	—	278,030
Exercise of options	3	232,618	18,215	—	(250,975)	190	51	—	51
Issuance of shares	71	3,667,843	—	—	—	—	3,667,914	—	3,667,914
Cost of issuance of shares	—	(104,334)	—	—	—	—	(104,334)	—	(104,334)
Transactions with non controlling interest	—	—	—	(57,811)	—	—	(57,811)	57,811	—
Adjustment on adoption of IFRS 15	—	—	—	(38,110)	—	—	(38,110)	—	(38,110)
Total contribution by owners	74	3,796,127	18,865	(93,898)	24,382	190	3,745,740	57,811	3,803,551

Balance as at December 31, 2018	712	18,758,742	(11,219)	(16,402,516)	857,346	(63,104)	3,139,961	22,627	3,162,588

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR NINE MONTHS ENDED DECEMBER 31, 2018

(Amounts in thousands, except per share data and number of shares)

	Nine months ended December 31,
	2017	2018
	INR	INR	USD

Loss before taxes	(3,632,928)	(289,258)	(4,157)
Adjustment for non-cash items	2,321,771	(732,347)	(10,525)
Change in working capital	123,422	(2,176,800)	(31,285)
Net cash used in operating activities	(1,187,735)	(3,198,405)	(45,967)
Net cash (used in)/generated from investing activities	2,088,679	(502,664)	(7,224)
Net cash generated from financing activities	837,085	3,192,756	45,886
Net increase/(decrease) in cash and cash equivalents	1,738,029	(508,313)	(7,305)
Cash and cash equivalents at the beginning of the period	1,532,629	2,465,072	35,428
Effect of exchange differences on cash and cash equivalents	(8,930)	15,888	228
Cash and cash equivalents at the end of the period	3,261,728 *	1,972,647 *	28,351

* Includes overdraft of INR 795,815  (INR 337,475  as on December 31, 2017)

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited interim condensed consolidated financial and other data for the periods indicated:

	For the three months ended December 31		For the nine months ended December 31,
(in thousands except %)	2017	2018	2017	2018
Quantitative details *
Air Passengers Booked	2,308	2,487	6,367	7,524
Stand-alone Hotel Room Nights Booked	504	600	1,415	1,756
Packages Passengers Travelled	46	29	131	106
Gross Bookings
Air Ticketing	20,448,781	23,189,808	56,953,974	71,523,035
Hotels and Packages	3,487,950	3,209,763	9,614,991	10,425,639
Total	23,936,731	26,399,571	66,568,965	81,948,674
Adjusted Revenue
Air Ticketing	1,370,398	1,448,079	3,633,832	4,075,907
Hotels and Packages	437,340	483,167	1,195,879	1,439,465
Others (Including Other Income)	191,769	400,069	498,401	952,277
Total	1,999,507	2,331,315	5,328,112	6,467,649
Net Revenue Margin %**
Air Ticketing	6.7%	6.2%	6.4%	5.7%
Hotels and Packages	12.5%	15.1%	12.4%	13.8%

* Quantitative details are considered on Gross basis

**Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Bookings.